CELTIC CROSS LIMITED

PO Box 363

1172 Manito Drive

Fox Island

WASHINGTON 98333

COMPANY LETTERHEAD

Via facsimile only (202-772-9217)

December 22, 2005

Ms. Mary K. Fraser

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20548

Mail Stop 0309

Re: Celtic Cross Ltd.

Registration Statement on Form SB-2

SEC file No. 333-123774

Dear Ms. Fraser and Mr. Riedler:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement. We request that the registration statement be made effective as of December 23, 2005, at 5:00 p.m. EST, or as soon thereafter as possible.

If you have any questions in this regard, please feel free to contact either the Company, or its corporate counsel, Parsons Law Firm at (425) 451-8036. Thank you for your prompt attention to this matter.

Sincerely,

CELTIC CROSS LTD.

/s/ Howard Bouch

Howard Bouch

President